

September 12, 2011

Via E-mail
Mr. Curtis James Sparrow
Chief Financial Officer
Deep Well Oil & Gas, Inc.
10150 – 100 Street; Suite 700
Edmonton, Alberta, Canada

> **Re:** **Deep Well Oil & Gas, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed December 27, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2011**
> **Filed August 12, 2011**
> **Response letter dated July 29, 2011**
> **File No. 000-24012**

Dear Mr. Sparrow:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Financial Statements, page 28

Note 3 - Oil and Gas Properties, page 40

1. In your response to comment one in our letter dated June 29, 2011 you state you are not required to provide the disclosures outlined in FASB ASC 932-235-50-2 as you are a smaller reporting company and do not have any significant oil and gas producing activities. Please note the disclosure requirements in FASB ASC 932-235-50-2 are applicable to all publicly traded companies irrespective of the filer status. In addition, you do appear to have significant oil and gas producing activities as defined in the

glossary of FASB ASC 932-235-20. Given your current operations we would expect you to disclose the following in your annual financial statements:

- Capitalized costs relating to oil and gas producing activities (see paragraphs FASB ASC 932-235-50-12 through 50-15);
- Continued capitalization of exploratory well cost (see paragraph FASB ASC 932-235-50-16) and
- Costs incurred for property acquisition, exploration and development activities (see paragraphs FASB ASC 932-235-50-17 through 50-20).

Please contact us by telephone if you require further clarification or guidance.

2.   Within your response to comment one in our letter dated June 29, 2011 you state that you have not expensed any previously capitalized well costs. Please tell us whether you have incurred any exploratory costs that were immediately charged to expense under the successful efforts method. If so, those exploratory costs should be included in your table of costs incurred for property acquisition, exploration and development activities. See FASB ASC 932-235-50-18 for additional guidance.

3.   Information included in your response to comment number one from our letter dated June 29, 2011 indicates that you did not drill any exploratory wells during 2008 or 2010. However, we note that you capitalized exploratory well costs in each of those years. In view of this, describe for us, in reasonable detail, the amount and nature of the specific exploratory well costs that you have capitalized as of September 30, 2010 and June 30, 2011. As part of your response, confirm that capitalized costs include only the costs of drilling exploratory wells, and exclude costs related to other exploration activities, including the types of costs identified in ASC paragraph 932-360-25-9, items (a) through (c).

4.   Provide us with a detailed analysis that demonstrates you are making sufficient progress on assessing the reserves and the economic and operating viability of your oil sands project. Your response should include a thorough discussion of the factors identified in ASC paragraph 932-360-35-19.

5.   In your response to comment one in our letter dated June 29, 2011 you provide detail of your capitalized acquisition and exploration costs as of September 30, 2010 and 2009. Based on the details of this table it is unclear whether your oil and properties line item on your balance sheet includes any capitalized asset retirement cost. Please confirm when you recognized your asset retirement obligation in fiscal year 2009 you also recorded the related asset retirement cost.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant